Exhibit 12.2

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

(In millions, except ratios)	Nine Months Ended September 30, 2012	2011	2010	2009	2008	2007
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest	$(612)	$285	$389	$(643)	$(5,375)	$658
Add (deduct):
Fixed charges, from below	625	892	992	950	911	956
Amortization of capitalized interest	6	7	5	3	2	1
Distributed earnings of affiliates	—	1	2	2	2	4
Interest capitalized	(10)	(15)	(11)	(10)	(20)	(19)
Equity earnings in affiliates	(4)	(3)	(3)	(4)	(6)	(5)
Minority interest	(1)	(1)	(2)	(1)	(2)	(2)

Earnings (loss) as adjusted	$4	$1,166	$1,372	$297	$(4,488)	$1,593

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$395	$595	$695	$577	$571	$703
Portion of rental expense representative of the interest factor	230	297	297	373	340	253

Fixed charges, as above	625	892	992	950	911	956

Preferred stock dividend requirements (pre-tax) (b)	—	—	—	—	3	18

Fixed charges including preferred stock dividends	$625	$892	$992	$950	$914	$974

Ratio of earnings to fixed charges	(c )	1.31	1.38	(d )	(e )	1.67

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	(e )	1.64

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Dividends were adjusted using the effective tax rate for each applicable year.
(c)	Earnings were inadequate to cover fixed charges by $621 million in the first nine months of 2012.
(d)	Earnings were inadequate to cover fixed charges by $653 million in 2009.
(e)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred stock and dividend requirements by $5.4 billion in 2008.
N/A	Not applicable, as there were no preferred stock dividends in this period.